SECUR

19007808

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SEC FILE NUMBER
8-66875

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bel Air Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 Avenue of the Stars, Suite 3200
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane Eagle (310) 229-1539
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

(Name -- if individual, state last, first, middle name)

Alvarez & Associates, Inc. Certified Public Accountants

9221 Corbin Avenue, Suite 165	Northridge	California	91324
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 01 2019
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jane Eagle, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supplemental schedules pertaining to the firm of Bel Air Securities LLC (the "Company") for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

____
Signature

Chief Financial Officer
Title

State of California
County of Los Angeles
Subscribed and sworn to before me on this 26 day of February, 2019, by Jane Eagle,
proved to me on the basis of satisfactory evidence to be the person who appeared before me.

____
Notary Public

SHEILA C. ALGARIN
Notary Public - California
Los Angeles County
Commission # 2233404
My Comm. Expires Apr 4, 2022

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report. (filed concurrently as a separate document)
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached and not the truthfulness, accuracy, or validity of that document.

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Bel Air Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bel Air Securities LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 25, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

BEL AIR SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS	
CASH AND CASH EQUIVALENTS	$ 3,158,789
DEPOSIT WITH CLEARING BROKER	258,155
RECEIVABLE FROM CLEARING BROKER	48,733
PREPAIDS AND OTHER ASSETS	66,275
MARKETABLE SECURITIES, AT FAIR VALUE	30,790
TOTAL	$ 3,562,742
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable and accrued liabilities	$ 12,730
Payable to Bel Air Investment Advisors LLC (Note 5)	213,378
Liability for borrowed securities, at fair value	565,757
Deferred Income (Note 4)	1,000,000
Total Liabilities	1,791,865
COMMITMENTS AND CONTINGENCIES (Note 8)	
MEMBER'S EQUITY	1,770,877
TOTAL	$ 3,562,742

The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS

Bel Air Securities LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act"), various state regulatory agencies and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business consists of the execution of securities transactions on a fully disclosed basis related to the accounts of clients of Bel Air Investment Advisors LLC ("BAIA"), a related party. The Company is 100% owned by Fiera US Holding Inc. ("Fiera US"), a subsidiary of Fiera Capital Corporation ("Fiera").

The Company does not carry customer accounts nor perform custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — The Company considers all highly liquid investments with original maturities of less than 90 days as cash equivalents. Cash and cash equivalents include cash in readily available checking, money market and brokerage accounts. The carrying value of cash and cash equivalents, approximates fair value because of the short-term nature of these instruments. The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses with respect to these deposits.

Deposit with Clearing Broker — The Company maintains a cash deposit at its clearing broker that performs clearing and custodial functions for the Company.

Receivable from Clearing Broker — The Company clears certain of its proprietary and customer transactions through a broker-dealer on a fully disclosed basis. The amount receivable from clearing broker relates to these transactions, including the amount of commissions receivable from trades unsettled at year end. An allowance for doubtful accounts is not considered necessary because probable uncollectible amounts are immaterial.

Marketable Securities and Borrowed Securities – The Company reports all securities owned or borrowed at market value. Such securities are acquired as a result of errors in customer trades and are held or borrowed for the period between trade date and settlement date.

Other Assets — The Company has capitalized costs related to software customization by its clearing broker. This amount is amortized over the term of the clearing agreement.

Deferred Income — As discussed in Note 4, the Company has deferred revenue related to a clearing agreement and recognizes this revenue on a straight-line basis over the term of the agreement.

Fair Value of Financial Instruments — The carrying amounts of accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short-term nature of these instruments.

Income Taxes — As a limited liability company, no provision for federal or state taxes is made in the accompanying financial statements, as the Company is not subject to income taxes. The member is responsible for reporting income or loss to the extent required by the federal and state income tax laws and regulations. Accordingly, all tax attributes (items of gain, loss, credits, etc.) will be passed through to its member. Although the Company is not subject to income taxes, it is liable for various state fees.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board Accounting Standards Codification 740, *Income Taxes*. The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. As of and during the year ended December 31, 2018, the Company did not have a liability for any unrecognized tax benefits nor did it recognize any interest and penalties related to unrecognized tax benefits. In addition, the Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. As a result, no income tax liability or expense related to unrecognized tax benefits has been recorded in the accompanying financial statements.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. For Federal income tax purposes, the Company became a disregarded entity under Fiera US as of October 31, 2013. The Federal statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2018, the IRS has not proposed any adjustment to the Company's tax position.

New Accounting Pronouncements – The Company's management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ended December 31, 2018. Based upon this review, the Company has implemented the pronouncements that require adoption (if any) and disclosed them in an appropriate footnote. Management has also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*, ("ASU 2016-02") which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months ono their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company for the year ending December 31, 2019. Management has determined that ASU 2016-02 will not have a material impact on the Company's financial statements.

3. DEPOSIT WITH CLEARING BROKER

Effective December 2015, the Company entered into a clearing agreement with Pershing LLC ("Pershing"), which requires that certain minimum balances must be maintained while the Company's customer accounts are being introduced to and cleared by the broker on a fully disclosed basis and while the Company is involved with certain private placements. In connection with this agreement, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers or by counterparties involved in the Company's private placement transactions. It is the Company's policy to continuously monitor its exposure to these risks.

The Company is required to maintain a minimum deposit of $250,000 with Pershing and the deposit was $258,155 at December 31, 2018. The agreement provides that any amounts on deposit will be returned to the Company within 30 days after the agreement is cancelled and all balances held in custody on behalf of the Company are withdrawn. In addition, the deposit does not represent any ownership interest in the clearing broker. As such, the deposit is appropriately included as an allowable asset at December 31, 2018, for purposes of the Company's net capital computation.

4. DEFERRED REVENUE

As part of the Company's clearing agreement with Pershing, the Company received $1,600,000 in 2015 to cover costs incurred by the Company in connection with the conversion of customer balances to Pershing. The Company has deferred the amount received from Pershing and is amortizing it on a straight-line basis over the 8 year contract termination fee period. The terms of this agreement include a termination fee of $2,500,000 as of December 31, 2018, declining to $500,000 in the eighth contract year should the Company terminate its agreement with Pershing and not transfer substantially all of its client accounts to another Pershing Introducing Broker Dealer.

5. SIGNIFICANT CUSTOMERS AND RELATED-PARTY TRANSACTIONS

Substantially all of the Company's revenue and associated balances are related to transactions with clients of BAIA, which has common ownership with the Company. Commissions and clearance, interest-sharing adjustments, and other fees and expenses are incurred processing such transactions and servicing such accounts. Therefore, if the Company were a stand-alone entity, the financial statements presented could be materially different.

The Company shares office space, facilities, and personnel with BAIA, and is charged for these services according to an expense-sharing agreement.

6. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, does not exceed 15 to 1. The requirements also provide that equity capital may not be withdrawn or distributions paid if certain minimum net capital requirements are not met. At December 31, 2018, the Company's net capital, as defined, was $1,561,438 as compared to a minimum requirement of $119,458. The Company had excess net capital of $1,441,980, and its ratio of aggregate indebtedness to net capital was 1.15 to 1 at December 31, 2018.

7. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such rule) of the Securities Exchange Act of 1934, as the Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities with the clearing broker, and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

8. COMMITMENTS AND CONTINGENCIES

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

9. SUBSEQUENT EVENTS

The Company's management evaluated activity of the Company through the date the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition or disclosure.